Exhibit 1

Operator:
Welcome to the MPC third quarter 2019 earnings call. My name is Amber, and I will be your operator for today's call. At this time, all participants are in a listen only mode. Later we will conduct a question and answer session. Press star one on your touch tone phone to enter the queue. Please note that this conference is being recorded. I will now turn the call over to Kristina Kazarian. Kristina, you may begin.

Kristina Kazarian:
Welcome to the Marathon Petroleum Corporation's third quarter 2019 earnings conference call. The slides that accompany this call can be found on our website at marathonpetroleum.com under the investor's tab. On the call today are Gary Heminger, chairman and CEO; Don Templin, CFO; Mike Hennigan, president of MPLX; Jim Rohr, lead independent director of MPC's board, as well as other members of the executive team. We invite you to read the Safe Harbor statements on slides two and three. It's a reminder that we will be making forward looking statements during the call and during the question and answer session. Actual results may differ materially from what we expect today. Factors that could cause actual results to differ are included there as well as in our filings with the SEC. Now, I will turn the call over to Gary Heminger.

Gary Heminger:
Thanks Kristina and good morning and thank you for joining our call. MPC has demonstrated a history of transformative actions to drive shareholder value. We separated from Marathon Oil in 2011 and since that time, shareholder returns have significantly outperformed our peer group as well as the S&P. Over the same period of time, we have returned nearly $21 billion of capital to shareholders, including a dividend that has grown at a 23% compound annual growth rate. We'll turn to slide five. On today's call, we plan to provide updates on our integration and execution successes from the past year and discuss our next steps to create shareholder value. We will close the call with a review of our third quarter financial results. Moving on to slide six, over the past year, our primary operational focus has been integrating our two businesses, enabling us to execute and achieve our targeted synergies.

Consistent with our continuous focus on transforming our business to deliver shareholder value, beginning in January this year, we embarked upon a strategic review process to identify the next steps in our value creation process. This review included board involvement and engagement with multiple financial and other advisors. Throughout the process, we engaged with our shareholders to understand their perspectives on the company and incorporated their feedback in that review. As a result of that review, today we announced our most recent step to grow shareholder value and that is our intent to separate Speedway into an independent company. The board and our management are fully committed to pursuing the path that maximizes shareholder value and we believe it's separation will create two strong industry leading companies well positioned for long-term growth and success. We now turn to slide seven please. The new Speedway will consist of all of MPC's company owned and company operated retail stores, which collectively generates approximately $1.5 billion of annual EBITDA. We believe this business has significant growth potential fueled by a strong, loyal customer base.
The direct dealer business, which primarily operates on the West coast, will remain with MPC. This is a separately managed business within our retail segment, which is only fuel supply with no merchandise sales. We'll be going to slide eight. As we look ahead, we are truly excited about the opportunity the separation presents to each company will unlock value and drive total shareholder return. We believe that this transaction has significant benefits for both MPC and future Speedway shareholders and has the potential to create an enterprise valued at approximately 15 to $18 billion. On slide nine, one of the most important aspects that drove our decision to separate Speedway today is how much we have grown the scale and earnings power of the business. The number of stores has nearly tripled since 2011 to roughly 4,000 and the membership within our Speedway loyalty program has nearly doubled. These successes have helped grow Speedway's EBITDA from approximately $380 million in 2011 to approximately $1.5 billion this year, a nearly four fold increase.
Impressive growth of this business within MPC has created the position we are in today and our ability to unlock significant value for shareholders. Turning to slide 10, Speedway has consistently been a top tier performer in the convenience store industry. Historically, Speedway has had industry leading same store merchandise growth and fuel margins. On a profitability per store basis, Speedway has consistently led the industry and Speedway has built a platform positioned to deliver a strong earnings growth trajectory and exceptional free cashflow conversion which will support continued investment as a standalone company.
On slide 10, the new Speedway will be the largest US listed convenience store operator boasting a coast to coast retail network and a nationally recognized brand. The platform of continuous industry will continue to leverage its industry leading customer loyalty program to help adapt to consumer buying trends with increased focus on digital engagement with our customers. Given the expansion of market multiples and growing size of the business, we believe any dis-synergies will now be outweighed by the potential value uplift of the separation. With the continued focus on synergies and the benefits from continued store conversions, the new Speedway will be a thriving standalone business capable of delivering strong, consistent cash generation and grow. On slide 12, turning to the specifics of the transaction's next steps we expect to accomplish the separation through a tax-free distribution of Speedway shares to MPC shareholders. An important step in the process is establishing a longterm market-based supply agreement between MPC and Speedway. We expect Speedway to raise new debt and pay a dividend to MPC as part of the separation process. MPC would utilize these proceeds to reduce debt.
We plan to target a capital structure to maximize valuation for both sets of shareholders and position Speedway for growth. We expect the transaction to be completed prior to year end 2020, subject to board approval and customary closing conditions. On slide 13, in addition to our Speedway announcement, we continue to evaluate midstream alternatives to enhance value for both our shareholders and MPLX's unit holders. Unlocking value within midstream is more complex than the separation Speedway. We have evaluated over 25 different scenarios to optimize MPLX's structure including asset and business divestitures that we discussed on our second quarter earnings call, as well as potential separation alternatives for MPLX, including the creation of an Up-C or conversion to a C-corp, among other structures.
We also appreciate and considered the feedback we have received from many shareholders and unit holders over the past few months. Today we announced the formation of a special committee of the MPC board as the next step in our continuing process to determine the best path forward. On slide 14, our goal has been and continues to be maximizing shareholder value over the longterm. We have a track record of making bold, transformative change to drive value and today's announcement is another step in that journey. Over the coming months, we expect to execute the separation of the Speedway business into a publicly traded company, continue optimizing MPC, progress the realization of synergies, and continue evaluating opportunities to further unlock value in the midstream business. We believe these actions will result in strong, nimble and efficient businesses that are positioned for longterm growth and success. The new MPC will continue to be a best in class energy business, continuing our history of operational excellence with a strong financial profile that provides a compelling value proposition for shareholders.
On slide 15, let me turn to our earnings discussion. Before we get to our financial results, I would like to share some thoughts on the macro environment. Distillate inventory levels are meaningfully below the five year average, setting the market up for strong momentum as we approach the implementation of IMO regulations. Gasoline inventories are also materially below last year's levels on the days of supply basis. US turnaround activity for the fourth quarter appears in line with prior years, further supporting a positive forward outlook. On differentials, the heavy Canadian market continues to move in our direction. The WTI to WCS spread, which averaged just over $12 in the third quarter, has widened to around $17 per barrel. Given the potential for government rail credits and easing of mandated production cuts, we expect continued widening of this differential.
On the product side, the ULSD to a high sulfur fuel oil spread has now widened to $38 per barrel, providing a significant tailwind for coking economics. MPC is well positioned to capture this opportunity across our major coastal refineries. At our Garyville facility, the coker upgrade project, which is occurring this quarter, is expected to increase our resid destruction capacity by 14%. As part of our ongoing preparations for the IMO fuel spec change, we have established a new retail bunker operation in the Los Angeles area to complement our operation in the Pacific Northwest. We made our first deliveries of IMO compliant fuel from those facilities in October. Both locations are prepared to offer a variety of fuels to meet market requirements. The focus of the first year of our combination was execution to unlock unrealized value. We have made significant observable progress, improving mechanical availability and operational integrity at our acquired refineries, expanding our commercial capabilities across the value chain and reducing costs. This, combined with our high quality asset base, positions the company to be nimble and thrive in any business environment.
I would like to take this time to congratulate Greg Goff with the announcement of his retirement from the company and his 38 years in the industry have been quite impressive. Also, I want to congratulate Mike Hennigan again and his promotion to president and CEO of MPLX effective tomorrow. Mike has a deep background in all aspects of Marathon and MPLX portfolio and we welcome his guidance as we go forward. Now we'll turn the call over to Don Templin to discuss the third quarter highlights.

Don Templin:
Thanks Gary. Slide 16 provides a summary of our third quarter financial results. Earlier today, we reported adjusted earnings per share of $1.63. Adjusted EBITDA, which excludes $164 million of turnaround costs was $3.1 billion for the quarter. Operating cashflow before working capital was approximately $2.6 billion. We returned $848 million to shareholders this quarter, and through the first nine months of the year, we have returned approximately $3 billion to shareholders.
Slide 17 shows the sequential change in adjusted EBITDA from second quarter to third quarter. Adjusted EBITDA was relatively flat quarter over quarter with slightly lower earnings in the retail and refining and marketing segments, partially offset by higher earnings in the midstream segment. Before reviewing the details of each segment, I would like to discuss our synergy capture for the quarter. As shown on slide 18, we realized $283 million of synergies in the third quarter. $210 million of our synergies were in the refining and marketing segment. Benefits in the quarter included unit optimizations that improved distillate recovery. We also saw improvements in Cat Cracker yields and throughput, and continued crude supply and refined product distribution optimization, in retail, we continue to see benefits from economies of scale, our labor model, and enhancement of the merchandise model across our newly converted stores. This has contributed to higher merchandise sales and margin at these locations.
The $34 million in corporate synergies represents continued cost eliminations including headcount reductions and contract renegotiations made possible by the combination. Through the first nine months of the year, we have realized $686 million of synergies, including $89 million of one-time synergies. Our execution through the first nine months gives us great confidence that we will exceed the upper end of our $600 million of gross run rate synergies targeted for 2019. Slide 19 provides additional insight into our synergy capture since the combination with Andeavor. Synergies improved capture by approximately 1.5% for the quarter. We have also delivered reductions in operating costs and in overall SG&A expenses. Although these expenses may fluctuate somewhat from period to period, our team is executing on the commitment to reduce costs.
Moving to segment results, slide 20 shows the change in our midstream EBITDA versus the second quarter 2019. MPLX EBITDA increased $31 million versus the second quarter. This increase was driven by growth across MPLX's business, which included delivering record, gathered, processed, and fractionated volumes. We also continued to progress the reversal of the Capline Pipeline with a purge of the mainline initiated in October. In Texas, the Gray Oak pipeline is nearing completion and is expected to be placed in service by the end of the year. Slide 21 provides an overview of our retail segment. Third quarter EBITDA was $555 million. Retail fuel margins were nearly 25 cents per gallon in the third quarter. Same store merchandise sales increased 5.2% year over year, continuing the positive trend we've seen over the last year. Operating expenses increased by $47 million in the third quarter, primarily due to usual summertime seasonality.
Speedway continues to execute its brand expansion strategy through store conversions. We converted 142 sites in the third quarter, bringing the total number of conversions since the combination with Andeavor to approximately 550. We remain on track to reach 700 total cumulative store conversions by the end of 2019, including locations on the West coast and in the Southwest.
Slide 22 provides an overview of our refining and marketing segment. This segment performed very well despite declines in crack spreads in the Mid-Con and West coast regions. Third quarter adjusted EBITDA was $1.4 billion, a decrease of approximately $110 million versus the second quarter. Despite an approximately $5 per barrel decrease in the Chicago WTI 3:2:1 crack spread, our Mid-Con margin only decreased by approximately $3 to $17.42 per barrel for the quarter. Our Gulf coast margin was $11.26 per barrel in the third quarter, an improvement of nearly $2 per barrel versus the second quarter. Our West coast margin decreased by approximately $2 to $15.85 per barrel for the quarter, primarily due to a $4 per barrel decrease in the West coast ANS 3:2:1 crack spread. Capture for the quarter was an impressive 94%, a significant increase versus the second quarter. The increased capture was driven by enhanced margins through realized synergies as well as favorable price realizations. Page 30 of the appendix provides additional details on our capture for the quarter.
Earlier this month, we completed turnaround work at our St. Paul Park and Gallup facilities. The Gallup turnaround was completed following a seven year operating run, which is longer than the average five to six year cycle we typically follow. As a result during the Gallup turnaround, it was necessary to remediate numerous issues to bring the facility up to Marathon safety and operational standards. During the St. Paul Park FCC turnaround, the refinery was able to maintain maximum crude rates by exporting gas oil, much of it to our Garyville refinery. This is the first time St. Paul Park has been able to export to this magnitude, yet another example of our commercial team's ability to leverage our larger system.
Slide 23 presents the elements of change in our consolidated cash position for the third quarter. Cash at the end of the quarter was approximately $1.5 billion. Operating cashflow before changes in working capital was a $2.6 billion source of cash in the quarter. Working capital was $168 million source of cash in the quarter, largely due to higher payable values which were partially offset by higher inventory levels. Return of capital to MPC shareholders via share repurchases and dividends totaled $848 million with $500 million worth of shares acquired in the quarter. Distributions to public unit holders of MPLX were $310 million for the quarter.
As shown on slide 24, we have a strong track record of maintaining through cycle financial discipline. At quarter end, we had approximately $28.8 billion of total consolidated debt, including $19.7 billion of debt at MPLX, which is non-recourse to MPC. MPC's parent level debt of approximately $9.1 billion represents 1.1 times the last 12 months of MPC's standalone EBITDA. This ratio excludes the debt and EBITDA of MPLX but includes the distributions MPLX paid to MPC.
On slide 25 we provide our fourth quarter outlook. We expect total throughput volumes of just under 3 million barrels per day. Planned turnaround costs are projected to be $185 million. We have planned turnaround activity at the Garyville refinery in coordination with our crude revamp and coker drum replacement projects. The project work and turnaround activities were aligned to optimize total plant downtime. We also have project work on the coker at our Los Angeles refinery. As a result, we expect higher operating costs for the Gulf coast and West coast in the fourth quarter for these project related expenses.
Total operating costs including major maintenance are projected to be $6.10 per barrel. Distribution costs are projected to be one point $3 billion, which is consistent with prior quarter guidance. For the retail segment, we expect fuel volumes of approximately 2.5 to 2.6 billion gallons and merchandise sales in the range of 1.5 to $1.6 billion. With that, let me turn the call back over to Kristina.

Kristina Kazarian:	Thanks, Don. As we open the call for your questions, as a courtesy to other participants, we ask that you limit yourself to one question and then one follow

up. If time permits, we will re-prompt for additional questions. With that, we will now open the call to questions.

Operator:
Thank you. We will now begin the question and answer session. If you have a question, please press star then one on your touch tone phone. If you wish to be removed from the queue, please press star then two. If you are using a speakerphone, you may need to pick up the handset first before pressing the numbers. Once again, if you have a question, please press star then one on your touch tone phone. Our first question comes from Roger Reed with Wells Fargo, your line is open.

Roger Read:
Well thank you. Good morning, and Gary, congratulations on what's been a great run across the board here. I know bumpy at times but what you've been able to do in terms of putting this company together, given how well the Q3 results turned out and all, and then I think setting up a really interesting strategic move here at the end. It's pretty phenomenal. I want to just say congratulations on that front.

Gary Heminger:	Thanks, Roger.

Roger Read:
And then to jump into the question side, I guess really what I'd like to talk about first is the strategic review, which I imagine was a component of the merger. But you started this at the beginning of the year, now we get the announcement on the retail front and potentially on the midstream business as well. Just how did the whole thing come together? And I know we've had a lot of public pressure here in the last 30 days, but I can't imagine you decided to spin retail just in the month of October. So maybe a little background on how the whole review process went?

Gary Heminger:
Sure, Roger, and you're very astute in your thinking. As part of any integration process and when we made this acquisition, it was evident as we tried to bring these different business segments together and the operational components, that... We've talked often about the synergies, but as we go through month by month working on the synergies there's a much bigger picture that of course we've been looking at, and that is how do you take these assets, bring them together, and how do you drive value beyond just one plus one?

And so I'd say, going back, as Don commented and I commented in my remarks as well, if you go back to the early part of the year, that was just natural for us working with the board. Every board meeting and in between board meetings, we would update our board on how we were coming on a project that we call Project Uplift, on looking at the various segments of our business to determine the values.
And we recognize, obviously, the widening of the market multiples within the retail class or trade, and we've been watching for some time. But I think what's most important... And we recognize this very carefully in our due diligence process when we were looking at the acquisition of Andeavor, that the retail component within Andeavor was set in many different modes and did not have a singular focus on how to drive value in that retail component. And then we thought that that was the first component that really made sense for us to combine into the Speedway brand quickly, and then be able to drive synergies beyond that.

And I think we are a good way down the road in being able to accomplish that through Tony Kenney back when we first did the acquisition, and now Tim Griffith, you know, carrying these synergies further. It just became evident and a compelling story that now's the time... You really look at it, Roger, since 2011, we took the EBITDA of Speedway from $381 million to about $1.5 billion. A tremendous story, tremendous execution story by all the members of Speedway.

Roger Read:
Oh definitely. Definitely impressive there. And another thing you know, kind of thinking about when you made the acquisition of Andeavor, the view here on the refining side was that Marathon was a much better overall operator refining, at least here in the third quarter that seemed to come through.

So I was just sort of curious, if you could kind of help us understand, you know, be a much better quarter than peers I would say in terms of utilization, in terms of capture here. And how much of that is something that you would say is now part of the sustainable model versus you know, you have maintenance one quarter, you don't have another, that always has an impact top line performance. But op costs looked a lot better and again, capture looked a lot better. Just kind of help us understand how that process worked through?

Gary Heminger:
Oh yeah, and I'll have Ray and Don go into a little more detail. I think what you're seeing is we've been asked many times by you and others, show us where the synergies are. Where are the synergies showing up across the board? And I've said, you know, for the last couple of quarters, you just have to give us time as we grow that through our integration, and you'll see that we will start to distance ourselves from the competition. That is showing up this quarter.

You know, I was probably remiss after the first quarter stating... We had to go in and clean up a lot of our refineries, particularly the old Western refineries, that needed some repair and integrity work completed, and we got that done. And so now I think that our refineries are going to be running very, very well.
Let me ask Ray to go into some more of the details.

Ray Brooks:
Hey, Brian, you kind of touched on the key drivers and your question. If I had to say two of them, they're high utilization and reliability of our assets during the quarter. We commented a year ago at the analyst day that reliability would be a key focus in our integration. If we go back to 2013, when we bought the Galveston Bay refinery, that was a key focus, and we're following that exact same game plan across all 16 refineries in our portfolio.

Just to give you one example for the quarter, in the second quarter we invested in a turnaround at the Los Angeles refinery in the cat and in the gasoil hydrotreater. But we just didn't do a turnaround, we invested in proving the reliability of the unit, and then we also invested, and we've talked about this, in changing the catalyst formulation to get us better yields on the cat cracker and improve our gasoline production performance. That has worked out well for us, and into the third quarter, late in the third quarter, that really paid off handsomely for us.

Roger Read:	Okay, great. Thank you, and once again, Gary, congratulations. We're going to miss you, and hope everything rolls out fine for you in a what I'm sure will be a glorious retirement. Thanks.

Gary Heminger:	Well, thank you Roger, but you're going to have to put up with me for another quarter.

Roger Read:	Well all right, we'll suffer that. I'm just kidding. We look forward to that and we'll definitely, definitely enjoy watching you ride on out.

Gary Heminger:	All right, thank you Roger. Very kind of you.

Speaker 2:	Our next question comes from Douglas Leggate with Bank of America. Your line is open.

Douglas Leggate:
Thank you. Good morning everybody. Gary, let me echo the congratulations that Roger laid out. I was kind of hoping you and I would get a chance to do another supermarket luncheon in the UK, but I guess we'll have to leave that for another time. But for all of the things that have gone on with the company in the last little while, you've put it together and whatever real value at least people think are going to come out of it, it really comes down to the vision you had when you first started this whole thing. So congratulations, Gary, and again, wish you all the very best in retirement.

Gary Heminger:	Thank you.

Douglas Leggate:	I never thought... Go on Gary. Sorry, go ahead.

Gary Heminger:	Thank you.

Douglas Leggate:
Oh, and so what was it there, sir? Let me, let me just ask you a couple of questions if I may on the midstream. I think Roger touched on it, but I don't think we've gone into the weeds. You've obviously mentioned the committee, without giving a lot of details. I'm just wondering if there's anything you can tell us at this early stage on how you might think about what that process looks like? What are you focusing on specifically? If there's any one issue, or several issues, to how you think that might play out?

Gary Heminger:
Sure, Doug. You know, as I outlined in my comments, we have cases numbering 25 or more that we've looked at, and many different scenarios. And Mike has really led, Mike Hennigan, has really led the analysis in and around the midstream, and let me ask Mike to go into a little more detail here. Then I can talk some more about the, you know, what the committee will do going forward. So, Mike?

Mike Hennigan:
Yeah. Hey, Doug, you know, we're always looking at challenging ourselves on ways to create value, and just to let you know, we stated publicly back in the summer that we had been engaged for quite some time with multiple external advisors as well as our internal team on ways to unlock value in midstream for both MPLX and MPC.

And Gary mentioned, we've analyzed over 25 different cases. We've looked at different structures, cashflow impacts, balance sheet impacts, tax considerations, transaction costs, liquidity and credit ratings, our structuring implications, synergies, dis-synergies, C Corp, no C Corp. All of those things play an important role in the analysis that we've done. And to date, the bottom line to date is, we have not found a silver bullet to act on that would create longterm value, and that's why we haven't announced any activity in this regard.

We obviously support the board's special committee to continue to evaluate options and look for ways to create value, but like I said, up until this point, we have not found the silver bullet.

Gary Heminger:
And Doug, the committee is going to be led by Mike Stice, who you know has a significant amount of midstream experience. And Frank Semple, again, a lot of midstream experience, and some other members of our board. You know, we'll continue to work on, work with management, but they will really drive this to a conclusion. And our goal, of course, is to come to conclusion sooner rather than later.

Douglas Leggate:
Gary, I appreciate that answer. I understand it's early days, but I wonder if I could just follow up with a related question? Obviously the midstream business was established by some pretty significant drop downs from the refining business, and one could argue that that cost base increase for refining has potentially left it somewhat volatile as a standalone company if you did separate out the midstream.

So I'm just curious if you can kind of address the issue directly? Is a potential buy-in of at least part of the legacy refining assets on the table as one of the potential options? This too is how you address that residual volatility of assembling the final business, and I'll leave it there. And again, Gary, many congratulations.

Gary Heminger:
Thank you much, Doug, and I'll ask Mike to go into more detailed. But you're right, and I remember discussing with you when we dropped the refining logistics of the fuels distribution piece into the MLP. You know, as we do this analysis, Mike will go into more detail here, that that has been kind of a centerpiece of our analysis. So, Mike?

Mike Hennigan:
Yeah, Doug, you're right on that is one of the implications that are looked at in all of these cases. As Gary mentioned, refining logistics and fuels distribution was a major drop. We're looking at about $1.4 billion of EBITDA, and that comes into play when we look at how we would restructure to try and create value. So you're right on that that's one of the implications.

But like I mentioned previously, there's a lot of other implications that also come into play. That's one very important one that you're pointing out, but as I mentioned... And I'm not going to repeat myself but you know, all those other things come into play too. There's no one single item which is driving any of the analysis, but when you look at everything on a whole, that's where we have come to not finding a silver bullet that would create value. And like I said, that's why we haven't announced.
One thing I would say to you though, in the midstream space, our strategic review continues to be driving the portfolio more towards the L&S segment. You know, if you saw in our announcement, we've high-graded the portfolio and now that we've combined with ANDX, what was a $2.8 billion growth program, we've bought down to a $2 billion growth program with a lot of concentration on return on invested capital, and we are high-grading the portfolio and diversifying it much more towards the L&S business and less towards the G&P business as part of our ongoing strategy.

Douglas Leggate:	I understand. I appreciate the answers, guys. Gary, if you'll around for one more quarter, I hope to see you at our conference in New York in March. Good luck. I'll talk to you later.

Gary Heminger:	Thank you for inviting me.

Operator:	Our next question comes from Paul Cheng with Scotia Howard Weil, your line is open.

Paul Cheng:
Hey guys. Good morning. Let me just add, let me add my congratulations to Gary, Greg, and also Mike for your new appointment. Gary, I think I got in know you longer than most people. I still remember that back in 1997, when you set up the Ashland and Marathon joint venture. I don't think anyone could even remotely look back, say at the time of the [inaudible], that we see today. So congratulations, and also that thank you for all the years all the help.

Gary Heminger:	Thank you.

Paul Cheng:
With that, maybe then I have two questions. One, Gary, in the post-IMO. If the economic is there, how much is the [inaudible] we see or the major components that you guys can run in your system as a fluid stock, you know, in your coker or then mix it with oil through the desalination tower? And when you do that, is there any economic laws or efficiency laws that you expect? Or that you essentially that we'll be able to just replace this, replacing the heavy oil by one thing that we see? And what kind of ratio we may be talking about? Then I have a second part question.

Gary Heminger:
Well that was kind of a three-parter there. Anyway, let me turn it over to to Ray Brooks. Ray has a lot of good details of what we've done to invest in our refineries. Like we'd mentioned, we have the Garyville coker expansion going on right now, so let me have Ray go into these components of your question.

Ray Brooks:
Sure, will do, Gary. Paul, at our coastal refineries we have the ability, the capability to bring in high-sulfur fuel oil into our facilities and run it through our cokers. And when I say capability, we have both the process capability, the coking and residue upgrading, and then we also have the infrastructure, the ability to receive it.

So, just to give you a flavor for capability on the infrastructure, across our four coastal refineries with resid destruction, we have 50,000 barrels a day of capacity to receive. Now, what I don't want you to do is assume that we're going to do that and just back out crude. That will all depend on the relative economics of the resid stocks that are out there and available, and then in what we can do alternatively running crude oil.
Now this is something that we're not just looking at, we are actually doing some of this today. Gary talked in the macro about the coker spread, currently it's $38 a barrel. So we're taking some of our cut resid from our Anacortes refinery, we're running it down to Martinez, running it through the coker and backing out some crude. So, you know, it's something we have the capability to do and we're doing it today. Primarily, though, we do that through our delayed cokers.

Paul Cheng:	Ray, does it make any different between using delayed coker or fluid coker?

Ray Brooks:
Hello? Yeah. Yeah, Paul, as far as delayed coker and fluid cokers, the yield pattern we would expect to be roughly similar. What I will tell you is we don't have any... We have totally delayed cokers at our facilities, we don't have any fluid cokers. Our Martinez refinery, going back a decade ago, they did but they actually replaced it with delayed coker, and not so much for any kind of yield improvement but from a reliability standpoint.

So that's our prime mechanism for resid destruction. At Galveston Bay, we actually, I think you know this, we have a resid hydrocracker that can run 70,000 barrels a day. But primarily we'll feed that through back resid from our crude side.

Paul Cheng:
Mm-hmm (affirmative). Final question. On the medium sour, we have seen them widening, and on the last couple of months that I think we have seen ASCI coming out as somewhat wider than Mars. And so when you guys purchase, is it modeling to Mars or modeling to ASCI in your Gulf Coast system?

Rick Hessling:
Yeah. Hi, Paul, this is Rick Hessling. You're absolutely right, we're seeing the same widening you are. In fact, over the last couple of months, we've seen a $2 or better widening, and if you look at the forward curve, that continues to widen as we look out into 2020. I would tell you we feel part of that as IMO-driven, and I would also tell you that we're very bullish on the numbers and the forecast that we're giving with the medium sour Gulf of Mexico production. So all good for MPC.

Specifically to your question, I would tell you the majority of the ASCI crude and the Mars that we're running in the Gulf Coast is tied to ASCI. So that's very positive to us as we move forward, especially into 2020 and here at the end of the fourth quarter.

Paul Cheng:	Do you guys know anything about Maya?

Rick Hessling:
Right now we are balanced with our Maya receipts. You know, Paul, we look at Maya next to our alternative, which is heavy Canadian, and we have great access to heavy Canadian, and right now we are very balanced with what we're receiving versus the optionality of the heavy Canadian that we have.

Gary Heminger:
And Paul, we have the ability, we could run more Maya, but every day we're looking at what drives the best, and maximizes our profitability. And due to the way our refineries are set up, we find alternatives that are better, and Ray can give you some more detail.

Ray Brooks:
Yeah, I just want to jump in here a little bit. When when we're looking at sourcing our crude, and I'm going to stick to the U.S. Gulf Coast where we have two powerhouse refineries in Galveston Bay and Garyville, we're not just looking at filling the coker but we're looking at filling the whole downstream suite of units. And specifically at those two refineries, we have a lot of reforming capacity. Almost a quarter of our crew capacity is reforming at both Galveston Bay and Garyville.

So we're looking for a crude slate that doesn't just fill the cokers but it also fills the reformers, so we're looking at naptha base, naptha rich crudes and resid base crudes.

Paul Cheng:	Thank you very much and congratulations to Gary, Greg, and Mike. And Gary, if you are going to be in New York, please let me know. I want to take you out for dinner. Thank you.

Gary Heminger:	All right. All right, I'd like that, Paul, thank you.

Operator:	And next we'll go to Manav Gupta with Credit Suisse. Your line is open.

Manav Gupta:
Okay. Gary, you talked about the shareholder returns since you've spun off. One thing you did not talk about is the share price performance. I remember back in 2012, when I started covering MPC, you were a $30 stock, so from there to $130, adjusting for the stock split it's a very strong run.

Gary Heminger:	Well, thank you, and... Our team is very proud of it and this is a team sport.

Manav Gupta:
Two quick questions. Gary, we have seen a material improvement on the capture on the West Coast. You kind of highlighted some parts of it, but if you can run us through what has changed since you acquired these refineries to this point where you are seeing a material improvement in operational and commercial operations on the West Coast, any initiatives that you have executed, which is allowing you to capture this higher margin?

Gary Heminger:	Sure. Let me have Ray go into some of the operational highlights, and then I'll have Don talk about some of the synergies and how we're starting to really build our synergies quarter on quarter.

Ray Brooks:
Sure, I'll start off with... The first two quarters of our integration, we were really focused at Martinez and Los Angeles on doing turnaround and project work, cycle ending turnarounds, and also projects to improve our reliability. So the fourth quarter last year and the first two quarters of this year, we had significant work and costs associated with that. In the third quarter, we got to focus on running our assets, reaping the benefits of the reliability and the improvements that we made. So I really think that's what we're seeing at Los Angeles and Martinez. We're seeing a good high utilization and reliability of those facilities.

Don Templin:
And I would say on the commercial side, one of the things that we've been focused on is making sure that we... this is Don... that we maximize or optimize the system. A good example would be recently, with the crack spreads and the economics on the West Coast have been very strong. And as you know, we have historically supplied our growing Mexican needs from the West Coast. But we have the optionality and are executing on the optionality to actually supply Mexico, that the Arco stations and the other supply that we're providing there, from the Gulf Coast, so that we can optimize the realization in the California market or West Coast markets.

I think the combination of the refining operations and the ability to have flexibility and optionality around the placement of our refined products, we're really seeing some of the benefits that we anticipated that we would see, and that were a driving force behind the combination.

Manav Gupta:
Thanks for that. On Speedway, you have grown the business from $350 million to almost $1.5 billion now. And you look at this business going ahead, what's the growth path here and what can it do on a standalone basis?

Gary Heminger:	Okay, let me turn that over to Tim, as he looks at this business.

Tim Griffith:
A great question. I think we think the opportunity set is very strong here. Conversion and synergy capture are certainly the near term priorities in terms of the locations on the West Coast and bringing them into the system, introducing the Speedway model, both for labor, for merchandise, food service, and everything that makes sense in the markets we're operating in. Once we're through that, and again, we expect that we're going to be largely ramped up probably by mid next year on a lot of the synergies, we'll continue to watch for organic opportunities there. There likely will continue to be some new-to-industry builds in some selected markets where we think we've got nice advantage, as well as be mindful of what may be available in the marketplace. This is still a relatively fragmented industry that we're bringing scale, and size can really make a difference. So we think the opportunity set is tremendous here.

Gary Heminger:
And one of the other things when... if you look at Speedway, we're just in the early innings of all capturing synergies in and around Speedway. And then that just follows the re-identification and bringing the company-owned, company-operated stores under one brand. But as we ramp up here, we're on the cusp of really having a strong, really acceleration, in our synergy capture. And we're starting to see that in the stores that we converted first, the stores up in Minnesota, that we converted in the fourth quarter of last year. It takes a while, but now we're seeing those sales increases mainly inside the store, where we're bringing volume back out in the front port. But we're seeing those merchandise sales starting to come up outside. We're also seeing the same thing in the southwest stores that we've rebranded and then brought into the Speedway family. So not only growth, but the capital is already invested, and now you're going to see... Tim, your synergies to date have been how much?

Tim Griffith:	Just for the quarter, as Don talked about, we are on track to be well over $100 million for this year, so.

Gary Heminger:
And Manav, so to take my point further, we expect to grow synergies upwards of $300 million. And that's what the investment's basically done. So over the next 12 to I'd say 18 months, you're going to see a rapid growth in synergies, with really no incremental investment, which would be a big help, and growth, organic growth for Speedway.

Manav Gupta:	Thank you so much, Gary, for taking my question and congrats.

Operator:	Next, we'll go to Benny Wong with Morgan Stanley. Your line is open.

Benny Wong:
Hi, good morning. Also want to say congrats to Gary and Greg. I've really enjoyed working with both of you and I, for one, have definitely benefited from the wisdom you've shared. My first question is on IMO 2020, which we're hearing a lot more about in the market, and appreciate the helpful prepared remarks. Just want to dig a little deeper on what you guys are seeing in the market, particularly on the demand side, especially given a lot of other worries around a broader recession we've had for most of this year.

Gary Heminger:
Yeah, so let me ask Dave Whikehart and Brian Partee. Brian runs all of our marketing and Dave runs all of our, really, IMO-related logistics and planning phase. So let me have them jump in here and give you some details.

Dave Whikehart:
So this is Dave Whikehart here. We've certainly seen, in the last three, four months, we've seen ULSD inventories in the US be drawn down probably 20 million barrels, maybe somewhere around five days of forward cover. And at the same time, really firming of the diesel cracks, which is likely to continue. Also in the Gulf Coast, we've seen our sweet VGO prices increase above gasoline prices, which may open other opportunities.

Dave Whikehart:
The market's doing what it's doing, trying to efficiently supply this product. I think what's more interesting is maybe what Ray and Brian have to say about what we're doing about it to capture those opportunities.

Brian Partee:
Yeah, thanks, Dave. Benny, this is Brian Partee. Just a couple of comments. As we think about IMO, I feel like we're... the market's moving through kind of a three step action and reaction process around pricing. So the first step in that process we saw pan out in the third quarter, and it's still where we're at today, is really on the fuel oil itself. When you think about the low sulfur to high sulfur spread, moved out to about $250 a metric ton or about $38 a barrel. And you're looking ahead to the futures market, it's very supportive to a range very tight to that $250 a metric ton range. So it feels like the bunkering market has found its footing there, which has had carry-on implication to the ULSD to high sulfur fuel oil spread that Dave indicated, which is a core supporting coker economics, et cetera.

On the inventory side, what's notable is, we're not only low on distillate or ULSD, we're also low on fuel oil in the US, so both are at outside of the five year band. What's most interesting, in particularly in the Midwest, I'll kind of shift to diesel. We anticipated a pretty lackluster demand given the very wet spring we've had. The demand has been very resilient. Here in the third quarter, as we progress to the fourth quarter, we've seen very resilient demand on the distillate side, and with lower inventory positions, it's supported through, actually, higher capture on the wholesale marketing side from a margin perspective. So a strong indication of having low volume and margin at the same time.
And the third part of the action-reaction is really on the heavy oil, high sulfur crude spreads. And those, of course, are widening out, as well. I think the market, we're really at the operational threshold of progressing through IMO specification. I don't know that we're at peak IMO, I think we're just starting to understand that as a marketplace, but all indications are very favorable. And we feel like we're in a great spot to capture IMO. Ray talked a little bit about operating capabilities to run heavy fuel oil. We've got the meaningful coking and refining exposure. We've got the retail bunkering business that we've continued to expand through to this transparency to the full value chain. And lastly, we have a really strong commercial team that we've put together to manage that side of our business.

Benny Wong:
Great. I appreciate those thoughts, very helpful. My second question is a little more nuanced, just around the timing of the Speedway spin. Just wondering if you can maybe talk about the sign posts and hurdles we should keep an eye out for that process from now until the expected close at year end.

Gary Heminger:
Sure. Benny, I don't know if I call it hurdles, but obviously we have a lot of work to do. We'll have to prepare the Form 10. One of the biggest things is a long term supply agreement between Speedway and MPC. MPC has supplied over 8 billion gallons of supply into the Speedway network. As we've talked often, the integrated value of having Speedway gives that assured volume back to the refined side of the business. So we'll put together a supply agreement to be able to capture that over time. We will go through different financing and credit ratings, reviews, negotiate some other commercial agreements around trucking, so on and so forth. But I think the the biggest part, Don, other than the Form 10, I think that's the biggest part from a preparation standpoint.

Don Templin:
Well, that's an important commercial arrangement, but then that will ultimately feed... we want this to be, obviously, a tax-free spin, and so that will likely feed a private letter ruling process that does take... our experience is it does take some time. So you'll need... the fuel supply arrangement is an integral part of that process around the PLR.

Benny Wong:	Great. Thank you very much, guys.

Operator:	Our next question comes from Phil Gresh, your line is open.

Phil Gresh:
Yes, hi, good morning. And Gary, just wanted to echo everybody else's sentiments. Congratulations on a great career. First question here, as we think about Speedway versus refining and the potential capital structure, I know maybe still some thought needs to be given here, but we and others, I think, have tried to run analyses about proper capital structures, given the variability, or lack thereof, of EBITDA at the different entities. It seems like you'd be able to maybe take Speedway to three times leverage, and I believe with refining you might even have some asset sales in the mix here. If you could comment on that, it seems like you could have pretty low leverage at the refining company. So any color you might be able to share would be helpful.

Don Templin:
Sure. So this is Don. I think we indicated in Gary's comments that we want to make sure that we position both companies, a spun Speedway and MPC, to have optimal value following the separation. So we want to be able to position Speedway so that it can compete with the industry consolidators that are out there right now, so we want to make sure that they have capacity in their balance sheet to be able to do that.

But we will also defend our investment grade credit profile at MPC. So our expectation is there would be leverage on Speedway. We would pursue a capital structure that allow them to have a high valuation and growth, that there would be a dividend from, then, Speedway up to MPC. And our expectations is that we would use that cash to either maintain or enhance our core liquidity and to pay down debt, so manage our leverage. So those are the things that we would expect around a transaction with the separation. But those are details... the market will continue to evolve over the next number of months, and those are details that we'll refine as we go through the process.

Gary Heminger:
And the balance of your question in and around asset divestitures or... whether that's on the refining, midstream, or Speedway side, in fact Tim just closed, is in the process of closing, some small divestitures inside the Speedway... of stores that fit in a Marathon-branded model going down the road. We continue to look at some Speedway, excuse me, in some midstream assets. Mike covered those in his comments earlier. We continue to look at those, but it's obvious in and around the G&P segments right now, some of the G&P assets are not garnering the, what I would consider to be market value, full market value, for those at this point in time. We continue to look at our refining system. We're very pleased with the book trend of our refining system. But as we go down the road here, we will look at what makes the most long term strategic sense for us, as well.

Phil Gresh:
Okay. Second question would just be, as you think about, in an ex-Speedway scenario, how do you contemplate the right return of capital to shareholders? Is there a right formula to think about for the refining business, the RemainCo? Obviously, I presume that would depend a lot on how things play out with the MPLX side, but just any thoughts you might share there would be interesting. Thanks.

Don Templin:
Yeah. Phil, this is Don again. Yeah, I think there's enough moving pieces that it would be hard to articulate a particular strategy. What I can say is that we have a track record, we think, of being very good capital allocators. We've invested in our business to grow our business, but we've also been an industry leader around return of capital to shareholders. We think that's an important tenet around being an investor in MPC, and so we would expect that that commitment would continue into the future.

Phil Gresh:	Okay. I appreciate it. Thank you.

Operator:	And next, we'll go to Neil Mehta with Goldman Sachs. Your line is open.

Neil Mehta:
Yeah. Congrats, Gary, Greg, and Mike on all the announcements, and Gary, in particular. We're going to miss your big predictions at the conference every year, always something we looked forward to. I guess the one question I had around Speedway is just, going back a couple of years ago, we had talked about the potential dyssynergies associated with the spinning off Speedway. I think market conditions have certainly changed given the multiple expansion, but Gary, maybe you can just talk a little bit about what has changed in the calculus to make it a accretive now.

Gary Heminger:
Right. Well, Neil, there are still synergies, of course. When you supply 8 billion gallons of product to a company on a rate-able basis, I would say the dyssynergy is still on the working capital side. But what we stated is that where we see the market multiples today and the tremendous growth that we've had within Speedway over the last few years to today, it totally dwarfs the value, the compelling value dwarfs that synergy value, as compared to the way we reviewed it a couple of years ago.

So yes, we still will have some dyssynergies, but again, I say, it becomes a very compelling equation today, as we looked at this business and feel that that's the right thing to do. And with the supply agreement I talked about earlier, we have done a lot of work around the supply agreement, and we're confident that we will have a supply agreement that has to be good for both parties. The supply agreement, I would anticipate it to look a mirror image basically of how we've been supplying Speedway for the last couple of years. And I think that in and of itself pretty much will encapsulate the synergies that we've talked about.

Neil Mehta:
That's great. And my final question is for Mike. On the MPLX side, your 2020 capex, you could take it down pretty significantly, and I think it's a good show of capital efficiency. Can you just talk about some of the moving pieces around capital spend, as we look into last year and into next year?

Mike Hennigan:
Sure, Neil. One of the highest priorities we had when we combined the MLPs was to get a combined capital portfolio for the single MPLX that survived. So our first order of business, I'll say in the first month that we did that, we looked at both portfolios of capital, and standalone MLPs were about $2 billion on the MPLX side and about $600 million on the ANDX side. And as we looked on it, we thought we had a nice opportunity to high grade, take the best return as we prioritize ROIC as a top priority. So that was one thing that was driving us.

The second thing that was driving us is, over the last couple of years we've been strategically trying to move the portfolio much more towards L&S and less towards the G&P business. So a lot of the change that you're seeing there, from about $2.8 billion of capital down to about $2 billion of capital, was related to that strategy. I remind people that in 2018 we'd spent about 85% of our capital in the G&P business, and by 2020 we'll be targeting for about 75% in the L&S business as opposed to the G&P business.
So bringing the capital expenditures from that $2.6 back down to $2.0 I think is a good first step. We're going to continue to look at how we can high-grade and put ourselves in a position where we're generating more free cash flow going forward.

Neil Mehta:	Great guys, congrats again.

Operator:	I'll now turn the meeting back over to Kristina Kazarian. Thank you.

Kristina Kazarian:
Thank you for your interest in Marathon Petroleum Corporation. Should you have additional questions or would you like clarification on topics discussed this morning, we'll be available to take your call. And with that, thank you, operator.

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (MPC). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations, strategy and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “commitment,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,“ “policy,” “position,” “potential,” “predict,” “priority,” “project,” “proposition,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include but are not limited to: with respect to the planned Speedway separation, the ability to successfully complete the separation within the expected timeframe or at all, based on numerous factors including the macroeconomic environment, credit markets and equity markets, our ability to satisfy customary conditions, and the ability to achieve the strategic and other objectives discussed herein; with respect to the Midstream review, our ability to achieve the strategic and other objectives related to the strategic review discussed herein; the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks related to the acquisition of Andeavor Logistics LP by MPLX LP (MPLX), including the risk that anticipated opportunities and any other synergies from or anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected, including whether the transaction will be accretive within the expected timeframe or at all, or disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to complete any divestitures on commercially reasonable terms and/or within the expected timeframe, and the effects of any such divestitures on the business, financial condition, results of operations and cash flows; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income and earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental and maintenance expenditures; general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of such repurchases; the adequacy of capital resources and liquidity, including availability, timing and amounts of free cash flow necessary to execute business plans and to effect any share repurchases or dividend increases; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, and in Forms 10-Q, filed with the SEC. Copies of MPC's Form 10-K and Forms 10-Q are available on the SEC website, MPC's website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC's Investor Relations office. Copies of MPLX's Form 10-K and Forms 10-Q are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office.
We have based our forward-looking statements on our current expectations, estimates and projections about our business and industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.
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MPC, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from MPC shareholders in connection with the matters to be considered at MPC’s 2020 Annual Meeting. MPC intends to file a proxy statement with the SEC in connection with any such solicitation of

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